EXHIBIT 4.2

December 27, 2010

Betts & Scholl, LLC

Gentlemen:

Reference is hereby made to that certain Amended and Restated Secured Non-Negotiable Promissory Note (the “Note”) made by Castle Brands Inc. (“CBI”) to Betts & Scholl, LLC (“Holder”), dated November 11, 2009.

This Letter Agreement confirms our agreement that the quarterly installments of principal and interest due on December 21, 2010 and March 21, 2011, each in the amount of $107,354.23, shall not be due and payable until the Maturity Date (as defined in the Note) and shall bear interest, payable on the Maturity Date, at the rate of 11% per annum, compounded quarterly, effective as of December 21, 2010 for the December 21, 2010 installment and March 21, 2011 for the March 21, 2011 installment. Each of CBI and Holder agree that no Event of Default (as defined in the Note) currently exists under the Note. Except as set forth herein, the Note shall remain in full force and effect.

Please confirm your agreement to the foregoing by signing below and returning a fully executed copy to the undersigned.

CASTLE BRANDS INC.

By:/s/ Alfred J. Small
Name: Alfred J. Small
Title: Senior Vice President, Chief Financial
Officer & Treasurer

Accepted and Agreed to
as of this 27th day of December, 2010

BETTS & SCHOLL, LLC

By:/s/ Dennis Scholl
Name: Dennis Scholl
Title: Managing Member